Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

MCG Capital Corporation	PRESS RELEASE
1001 19th Street North
10th Floor	Contact: Scott Walker
Arlington, VA 22209	(703) 247-7559
(703) 247-7500	SWalker@MCGCapital.com
(866) 774-4951 (FAX)
www.MCGCapital.com
FOR IMMEDIATE RELEASE
MCG Capital Corporation Reaffirms Recommendation in Favor of Merger with PennantPark Floating Rate Capital
ARLINGTON, VA - June 29, 2015 - MCG Capital Corporation (NASDAQ: MCGC) announced today that its Board of Directors, after careful review of the revised proposal made by HC2 Holdings, Inc. on June 23, 2015 and consultation with its legal and financial advisors, has unanimously affirmed its commitment to the pending merger with PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT), and its recommendation that MCGC stockholders vote in favor of the PFLT transaction.
Richard W. Neu, Chairman of the MCGC Board of Directors, said “We appreciate that HC2’s latest proposal has partially responded to one of the concerns we have raised. We don’t believe, however, that their response has adequately addressed or compensated MCGC for the significant risks inherent in their proposal.”
Mr. Neu continued, “We also want to call to our stockholders’ attention the fact that since HC2 proposed pricing terms (on June 3, 2015), their stock has fallen from $11.66 to $9.00 (or 23%). Accordingly, if the 20% maximum share adjustment collar were tied to the $11.66 price and the transaction were to close today, the MCGC stockholders would be receiving only $5.13 per share. We would also note that the HC2 stock price is currently down 31% from March 26, 2015 (HC2’s all-time high).”
Mr. Neu continued “We believe that under the current proposal Mr. Falcone still has not addressed the risks that we have previously identified in which no termination fee would be payable by HC2 if:

•	MCGC stockholders choose not to approve a transaction with HC2 (including due to a drop in HC2 stock price);

•	HC2’s stock price drops in excess of 30% ;

•	Mr. Falcone is unable to complete the transaction prior to January 2016; or

•	The transaction does not close due to regulatory issues, unless they expressly arise under the Investment Advisers Act or Mr. Falcone’s SEC settlement (notably excluding the Investment Company Act).”
Mr. Neu continued, “Additionally, the amount of the termination fee is substantially less than the losses MCGC has stated it expects to incur in the event of a failed deal. MCGC has said publicly that, among other things, HC2 should put $25 million in cash in a lockbox (i.e., in an escrow account) to be paid to MCGC if the deal terminates and pay the $7 million termination fee directly to PFLT when due. Further, Mr. Falcone has not provided voting commitments or other public explanation as to how he has validly addressed the risk of HC2 stockholders not approving the transaction.”
Mr. Neu continued “The PFLT merger agreement (as well as the draft agreement proposed by HC2) provided that I and Ken O’Keefe continue to serve on the board of the surviving company for a limited period of time (until the 2016 annual meeting in my case and the 2017 annual meeting in Mr. O’Keefe’s case). This provision was intended by MCGC to provide continuity to our stockholder base who would following the closing represent a large percentage of the equity of either resulting company. A few of our stockholders have voiced concern that this limited board service continuation presented a conflict of interest. We do not believe that it does. However, in the interests of addressing these concerns, neither I nor Mr. O’Keefe will serve either on the board of PFLT or on the board of HC2.”
The MCGC Board has more fully outlined its concerns with respect to the prior proposals from HC2 and the valuation of its shares in its previously released investor presentations (filed with the Securities and Exchange Commission on June 2, 2015, June 8, 2015, and June 22, 2015) and continues to refer investors to such presentations.
Morgan Stanley & Co. LLC is serving as financial advisor to MCGC, Wachtell, Lipton, Rosen & Katz is serving as legal counsel to MCGC and Sutherland Asbill & Brennan LLP is serving as legal counsel to MCGC with respect to the Investment Company Act of 1940.
About MCG Capital Corporation
MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to lower middle-market companies throughout the United States. Its investment objective is to achieve attractive returns by generating current income and capital gains on its investments. Its capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital and other general corporate purposes.
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCGC and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this press release on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc., any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCGC to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCGC's NAV in the future, fees and expenses incurred by MCGC in connection with a liquidation, the value of MCGC's assets in a liquidation, the timeline to complete a liquidation, any changes to MCGC's listing, registration, management or board of directors in a liquidation, the outcome of any stockholder litigation relating to the transaction or any other litigation to which MCGC is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCGC stockholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission. MCGC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.
Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com.
PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015 and as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.
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